UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

                        #1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  ____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

(Registrant)

Date: August 19, 2003

By

"Jeannine P.M. Webb"

                           Jeannine PM Webb, Chief Financial Officer

and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-06 July 22, 2003	TSX Venture Exchange: CXP

SUPER FLOW-THROUGH OFFERING

Canadian Empire Exploration Corp. (the "Company") reports that it plans to raise up to $500,000 by way of a non-brokered private placement of a total of 4,000,000 flow-through common shares at a price of $0.10 per share and 1,000,000 non-flow through units priced at $0.10 per unit (collectively the "Combined Units").  Each Combined Unit will consist of 80,000 flow-through shares and 20,000 non-flow-through units, with each non-flow through unit consisting of one common share and one 12-month common share purchase warrant, with two warrants allowing for the purchase of one additional common share at $0.10 per share.   The placement may close in tranches.

Agents introducing arms-length purchasers under the offering will receive cash and/or non-flow-through units equal to 7% of the gross proceeds raised from such purchase.   The offering and payment of the fees are subject to regulatory approval.

The offering is restricted to residents of British Columbia, who will be eligible for flow-through tax benefits that include a 100% deduction of exploration expenditures, plus a 15% Federal Tax Credit, plus a British Columbia 20% Provincial Tax Credit for individual investors. This tax credit enhanced version of flow-through is referred to as "Super Flow-Through". The Company is advised that for a British Columbia investor subject to income taxes at top marginal rates, a $1,000 investment in flow-through shares for funding mineral exploration within the province will have a net after-tax cost to the investor of $382.

The Company proposes to add the $400,000 flow-through funding from this offering to approximately $140,000 on hand for exploration drilling expenditures on the Big Bulk and VMS Projects located in the South Eskay-Kitsault area of British Columbia. A $280,000 flow-through budget is already funded for drilling on exploration projects located in Yukon, and Ontario. Completion of the offering will provide an additional $100,000 to working capital for non-flow-through exploration expenses.

The Company and Teck Cominco Limited ("Teck Cominco") are strategic partners in the Canadian Empire Exploration program.  Over the last 18 months, Teck Cominco has provided $480,000 to the Company's non-flow-through working capital through staged private placements priced at $0.30 per share.  Teck Cominco holds share purchase warrants which, if exercised, could provide an additional $246,000 to the Company's working capital within the next 3 months.  Teck Cominco's provision of non-flow-through funding maintains its back-in rights to working interests in exploration projects that reach preliminary feasibility.  Representatives of Teck Cominco and the Company comprise an advisory committee that directs new project acquisition, program management and technical liaison.

BIG BULK - VMS

The Big Bulk-VMS Property covers over 25 kilometres of host rocks prospective for both porphyry copper-gold and VMS silver-zinc-lead styles of mineralization.  The project, located in the South Eskay - Kitsault area in northwestern British Columbia, is accessible from a logging road network to within 4 kilometres of the property.

The 25 kilometre-long Big Bulk-VMS property covers two major targets.  One target consists of a gold enriched copper porphyry system.  The second target is a belt of felsic volcanic rocks hosting VMS style silver, zinc and lead mineralization bearing a metal signature similar to Eskay Creek.  Canadian Empire has an option to acquire an 80% interest in the Big Bulk-VMS Property, subject to 'back-in' rights by Teck Cominco. Drilling is planned in early August.

Big Bulk Target

A large 1 kilometre by 2 kilometre alteration and copper-gold stringer system is associated with a 6-square kilometre intrusive complex.  Five copper-gold zones surround a potassic core within the intrusive rocks.  Much of the prior work has been directed to the surrounding envelope with surface values to 0.90% copper and 0.80 g/t gold over 90 metres.  A grab sample from a peripheral high-grade gold vein assays 19.5 g/t gold and 1.3% copper.  Geophysical and geochemical surveys previously conducted over 20 percent of the mineralized system have outlined open-ended targets that have not seen prior drill testing.  The recently recognized potassic core remains untested and is a priority drill target for high-grade copper-gold mineralization.  Copper-gold grades suggest that Big Bulk holds discovery potential for one of British Columbia's higher-grade copper-gold porphyry deposits.

VMS Targets

Extensive VMS style mineralization and alteration occurs within an 8 kilometre-long belt with 10 prospects of stratabound silver-rich base metal mineralization.  With an antimony, mercury and arsenic overprint, the mineralization has a similar metal signature to the Eskay deposit.  Preliminary sampling has yielded values of 1,125 g/t silver and 7.4% zinc-lead over 5 metres.  Many of the prospects have stratabound sulphide bands varying in thickness to 1.5 metres.  A 0.4 metre zone in one prospect grades 2.0 g/t gold, 3,280 g/t silver, 17.6% zinc, 6.4% lead and 0.3% copper.

A second parallel zone to the east, untested by drilling, hosts two prospects with bands of sulphides and barite reaching 3 metres in thickness.  Surface samples of quartz veins assay to 6.6% copper, 1.3% zinc and 170 g/t silver.  Large gossans and associated base and precious metals mineralization warrant prospecting and mapping prior to drilling.

YUKON OLYMPIC

The Yukon Olympic Property is accessed via the Dempster Highway 130 km north of Dawson City, Yukon. Subject to future back-in rights of Teck Cominco, Canadian Empire has the option to earn a 51% interest in the project from Copper Ridge Exploration Inc.  The exploration target at Yukon Olympic is an iron oxide copper gold ("IOCG") system similar to the world class Olympic Dam deposit in Australia which hosts 2 billion tonnes grading 1.6% copper, 0.6 g/t gold and 3.5 g/t silver.

A regional gravity survey delineated a strong 2.0 milligal gravity anomaly at Yukon Olympic over a length of 8 kilometres and a width of 1 kilometre.  The gravity anomaly is proximal to a magnetic anomaly.   A 6.0 kilometre length of intermittently exposed copper-bearing hematitic breccia was discovered near the eastern end of the geophysical anomalies.  In keeping with the Olympic Dam model, the gravity anomaly is interpreted to reflect IOCG style mineralization with the flanking magnetic anomaly interpreted to reflect magnetite-bearing intrusive rocks related to a mineralizing system at depth.

Detailed gravity/IP surveys were recently completed with results now awaiting interpretation prior to selection of targets for a proposed drilling program in September.

HEMLO WEST

In 2002, seven drill holes were completed at the Hemlo West property, located in the western portion of Ontario's Hemlo Gold Camp, to test continuity of gold mineralization in a 1200 metre by 300 metre section of the Hemlo-Heron Bay Shear. Last year's drilling was directed to testing extension of prior drilling that intersected 9.3 g/t gold and 184.4 g/t silver over 7.3 metres.  Most of the holes intersected alteration, sulphides, quart veining and anomalous gold values characteristic of the Hemlo Camp host rocks. Continued drilling is proposed in October.  The Company has the option to earn an 80% interest in the project subject to future back-in rights by Teck Cominco.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-07 August 6, 2003	TSX Venture Exchange: CXP

DRILLING AT BIG BULK

Canadian Empire Exploration Corp. is pleased to announce that a diamond drill rig has been mobilized to the Big Bulk copper-gold property in northwestern British Columbia.

The Big Bulk property hosts a porphyry style copper-gold alteration and mineralizing system that measures approximately 4 kilometres in diameter within a hornblende-feldspar porphyry, a similar host rock to the nearby Red Mountain and Sulphurets copper-gold deposits.

The best copper-gold grades occur within a quartz-chlorite alteration system that measures approximately 300 metres in width by 1000 metres in length and is open-ended.  A saw cut channel sample across a portion of the zone assayed 0.89% copper and 0.83 g/t gold over 70 metres.

Canadian Empire plans an initial sectional drilling program of 1500 metres in 6 holes to test the gold-copper zone over a 300 metre width and 300 metre depth.

The Big Bulk property occurs in the South Eskay - Kitsault River area in northern British Columbia where logging road access reaches to within 4 kilometres of the property boundary.  Canadian Empire has an option to earn an 80% interest in the property subject to 'back-in' rights by Teck Cominco Limited.

During the balance of the year, Canadian Empire plans additional drilling programs at its Yukon Olympic project in Yukon and Hemlo West project in Ontario.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-08 August 18, 2003	TSX Venture Exchange: CXP

$400,000 FINANCING CLOSED

Canadian Empire Exploration Corp. (the "Company") reports that it has closed a non-brokered private placement of 3,240,000 "Super Flow-Through" common shares at a price of $0.10 per share and 810,000 non-flow-through units priced at $0.10 per unit.  Each non-flow-through unit consists of one common share and one 12-month common share purchase warrant, with two warrants allowing for the purchase of one additional common share at $0.10 per share. Agents introducing arms-length purchasers under the offering will receive cash and/or non-flow-through units equal to 7% of the gross proceeds raised from such purchase. The offering and payment of the fees are subject to regulatory approval.

The offering raised gross proceeds of $405,000 from which the Company will add  $324,000 of flow-through funds to the approximately $120,000 flow-through funds on hand for exploration drilling expenditures on the Big Bulk Project located in the South Eskay-Kitsault area of British Columbia. The non-flow-through portion of the offering provides an additional $81,000 to working capital.

The Company currently has an additional $220,000 of flow-through funding for proposed drilling on its exploration projects located in Yukon and Ontario.

The Company closed the originally proposed $500,000 offering after raising $405,000 in order to accommodate an offer of additional financing, the details of which will be announced within the next 30 days.

 Recent developments at the Big Bulk project will be reported later in the current week.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #03-09 August 19, 2003	TSX Venture Exchange: CXP

GOLD ZONE DISCOVERED AT BIG BULK

Exploration at the Big Bulk copper-gold property by Canadian Empire Exploration Corp. has resulted in the discovery of additional mineralized zones that are now seeing immediate drill testing and expansion of the initial 6-hole program to 10 holes.

Mapping and prospecting have led to the discovery of a new gold zone.  Visible gold occurs in shallow dipping 1 to 5 cm veins within the potassic core of the hornblende-feldspar porphyry.  The veins appear to be sheeted and occur within an area of intensely altered porphyry measuring approximately 150 by 150 metres where partially exposed.  Vein fillings consist of quartz, calcite, dark green chlorite, green epidote and irregular to crystalline gold.  The veins contain little to no sulphides.  Pictures of exposed gold mineralization may be viewed on the Canadian Empire website at www.canadianempire.com

Canadian Empire also reports that the central portion of the previously defined 1000 by 300 metre copper-gold zone has now been tested by 5 diamond drill holes in two offset sections.  All holes were drilled to an approximate depth of 200 metres and intersected intervals of pyrite-chalcopyrite mineralization that is currently being logged, split and forwarded for copper-gold analysis.  All holes are testing an east-west trending copper-gold zone that yielded surface grades of 0.9% copper and 0.83 g/t gold over 70 metres.

Prospecting at the eastern limits of the copper-gold zone has resulted in discovery of additional mineralization that will be tested by hole number 6.  This new mineralization is on-strike approximately 800 metres east of the copper-gold mineralization tested by the initial 5 holes.

Canadian Empire may earn an 80% interest in the Big Bulk Property by making staged exploration expenditures of $800,000 by December 31, 2005 and then maintaining that interest by funding ongoing exploration through pre-feasibility.  Teck Cominco Limited may then back-in to a 60.8% interest by funding a minimum of 200% of Canadian Empire's prior expenditures and completing a feasibility study.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.